Exhibit 99.1

Administrative Penalty Decision of Anti-Monopoly Investigation

On December 24, 2020, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”) issued an announcement regarding its receipt of a notice of investigation (the “Anti-Monopoly Investigation”) from the State Administration for Market Regulation of the People’s Republic of China (the “SAMR”). This announcement provides updated information.

On April 10, 2021, the SAMR issued an Administrative Penalty Decision (the “Decision”) of the Anti-Monopoly Investigation into Alibaba Group.

In the Decision, the SAMR found that Alibaba Group had violated Article 17(4) of the Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”). Article 17(4) of the Anti-Monopoly Law states that a business operator that has a dominant market position is prohibited from restricting business counterparties through exclusive arrangements without justifiable cause.

Pursuant to Articles 47 and 49 of the Anti-Monopoly Law, the SAMR ordered Alibaba Group to cease violating acts and imposed on Alibaba Group a fine of RMB18.228 billion (approximately US$2.8 billion), or 4% of Alibaba Group’s revenue of RMB455.712 billion (approximately US$69.6 billion) generated in the calendar year of 2019 in China. The SAMR also issued an administrative guidance, instructing Alibaba Group to implement a comprehensive program of rectification, through strictly fulfilling its responsibility as a platform operator, strengthening its internal controls and compliance, upholding fair competition, and protecting the lawful rights and interests of the platform’s merchants and consumers. The administrative guidance requires Alibaba Group to submit a self-assessment and compliance report to the SAMR for three consecutive years.

We accept the penalty with sincerity and will ensure our compliance with determination. To serve our responsibility to society, we will operate in accordance with the law with utmost diligence, continue to strengthen our compliance systems and build on growth through innovation.

April 11, 2021

Note: In this announcement, all translations of RMB into US$ were made at RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.